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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the year ended December 31, 2002

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                             to

Commission File No: 001-12822

A.
Full title of the plan and the address of the plan, if difference from that of the issuer named below:

BEAZER HOMES USA, INC. 401(k) PLAN

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Beazer Homes USA, Inc.
5775 Peachtree Dunwoody Rd
Suite B-200
Atlanta, Georgia 30342

REQUIRED INFORMATION

        The Beazer Homes USA, Inc. 401(k) Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of and for the years ended December 31, 2002 and 2001, and Supplemental Schedules as of and for the year ended December 31, 2002, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference. Written consent to the incorporation of the Plan's financial statements in a registration statement on Form S-8 under the Securities Act of 1933 is attached hereto as Appendix 2.

SIGNATURES

        Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BEAZER HOMES USA, INC. 401(k) PLAN

By:

/s/ JENNIFER P. JONES Jennifer P. Jones Plan Administrator	June 27, 2003
/s/ DAVID S. WEISS David S. Weiss Executive Vice-President and Chief Financial Officer Beazer Homes USA, Inc.	June 27, 2003

Appendix 1

Beazer Homes USA, Inc.
401(k) Plan

Financial Statements as of and for the Years Ended
December 31, 2002 and 2001 and Supplemental Schedules
as of and for the Year Ended December 31, 2002,
and Independent Auditors' Report

Beazer Homes USA, Inc.
401(k) Plan

Contents

Independent Auditors' Report	1
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Benefits For the Years Ended December 31, 2002 and 2001	3
Notes to Financial Statements	4
Supplemental Schedules as of December 31, 2002 and for the Year Then Ended:
Schedule of Assets (Held at End of Year)	11
Schedule of Reportable Transactions	12

        Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the condition under which they are required.

INDEPENDENT AUDITORS' REPORT

Benefits Administration Committee
    Beazer Homes USA, Inc. 401(k) Plan:

        We have audited the accompanying statements of net assets available for benefits of the Beazer Homes USA, Inc. 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) Assets Held for Investment Purposes as of December 31, 2002 and (2) Reportable Transactions for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP

Atlanta, Georgia
May 23, 2003

Beazer Homes USA, Inc.
401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Assets
Cash	$5,173,489	$—
Investments,
At fair value—
Beazer Homes USA, Inc. Company Stock Fund	18,727,940	19,792,022
INVESCO Stable Value Trust	4,381,275	3,200,086
INVESCO Balanced Fund	3,116,644	3,508,156
AIM Large Cap Basic Value Fund	3,039,919	—
American Growth Fund of America	3,030,611	—
American EuroPacific Growth Fund	2,651,846	—
Franklin Small-Mid Cap Growth Fund	2,585,623	1,554,964
PIMCO Total Return Fund	2,358,084	—
INVESCO 500 Index Trust	1,899,544	1,352,033
Dow Jones Quantidex 60 Fund	535,077	301,422
Dow Jones Quantidex 100 Fund	340,839	227,439
MAS Mid Cap Value—Advisor Class Fund	243,133	91,197
INVESCO Dynamics Fund	200,780	35,969
Putnam Research Fund	154,779	30,898
Dow Jones Quantidex 20 Fund	151,821	59,489
McDonald Money Market Fund	1,538	—
One Group Large Cap Growth Fund	—	4,061,812
One Group Large Cap Value Fund	—	3,779,507
AIM International Equity Fund	—	1,977,093
One Group Bond Fund	—	775,880
Participant loans	1,278,979	876,054

Total Investments	44,698,432	41,624,021
Contributions receivable
Employee	218,701	124,624
Employer	233,098	47,483

Total contributions receivable	451,799	172,107
Total Assets	50,323,720	41,796,128
Liabilities
Contributions refundable to participants	—	(154)

Net assets available for benefits	$50,323,720	$41,795,974

See accompanying notes to financial statements.

Beazer Homes USA, Inc.
401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2002	2001
Contributions:
Participants	$5,900,812	$5,347,676
Employer	1,669,941	1,670,538
Rollovers & other receipts	361,562	243,551
Assets transferred from another plan	10,913,823	—

Total contributions	18,846,138	7,261,765

Investment (loss) income:
Interest	67,593	93,852
Dividends	314,917	334,387
Net (depreciation) appreciation in fair value of investments	(7,036,671)	5,656,375

Total investment (loss) income	(6,654,161)	6,084,614

Total additions	12,191,977	13,346,379
Deductions:
Distributions to participants	(3,595,693)	(2,646,826)
Fees	(63,818)	(50,449)
Other	(4,720)	(5,704)

Total deductions	(3,664,231)	(2,702,979)

Net increase in net assets available for benefits	8,527,746	10,643,400
Net assets available for benefits:
Beginning of period	41,795,974	31,152,574

End of period	$50,323,720	$41,795,974

See accompanying notes to financial statements.

Beazer Homes USA, Inc.
401(k) Plan
Notes to Financial Statements as of and
For the Years Ended December 31, 2002 and 2001

1.     Description of Plan

        The following description of the Beazer Homes USA, Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General—The Plan is a defined contribution plan established to encourage and assist employees in saving and investing payroll withholdings for the purpose of receiving retirement benefits. The Plan is a savings and investment plan covering eligible employees of Beazer Homes USA, Inc. and subsidiaries (the "Company"). The Plan is administered by a committee appointed by the Company's Board of Directors and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        On December 31, 2002, the Beazer Homes Investment Corp. 401 (k) Profit Sharing Plan was merged into the Plan. As a result, a plan-to-plan transfer of $10,913,823 was made for the total account balances of the former Beazer Homes Investment Corp. 401 (k) Profit Sharing Plan participants. Beazer Homes Investment Corp. is a wholly owned subsidiary of the Company.

        Eligibility—All employees who have attained 21 years of age are eligible to participate in the Plan on the first day of the month following the completion of 30 days of service.

        Contributions—Contributions to the Plan come from salary deferral contributions, employer matching contributions, employer discretionary contributions, and rollovers from other plans. Each participant can elect to make a salary deferral contribution of 1% to 80% of annual compensation on a pre-tax basis, up to a maximum of $11,000 ($12,000 for participants who are at least 50 years old) for 2002 and $10,500 for 2001. In addition, the Company has historically made employer matching contributions equal to 50% of the first 6% of annual earnings contributed by the employees.

        The Company may elect, at the discretion of the Board of Directors, to make an additional discretionary contribution. The Company did not elect to make such a contribution for 2002 or 2001.

        Participant Accounts—Participant accounts are credited with participant and Company contributions and an allocation of the Plan's earning and losses.

        Gains and losses on plan investments are allocated between all participants' accounts in the same proportion that each participant's account bears to the total of all participants' accounts within specified investment funds.

        INVESCO Retirement, Inc. serves as the recordkeeper for the Plan.

        Each participant may direct the investment of his or her account (other than the discretionary contributions and the company matching contribution) to one or more funds. The prospectus for each fund describes the fund's investment objectives.

The following funds were available for investment beginning April 9, 2001:

        MAS Mid Cap Value—Advisor Class Fund—A fund investing at least 65% in common stocks of companies that are selling below their long-term intrinsic values and fall in the range of the S&P MidCap 400 index. The fund may also invest in preferred stocks, convertibles, corporate debt, U.S. government obligations and up to 5% in foreign securities.

        INVESCO Dynamics Fund—A fund investing primarily in common stocks of mid-capitalization companies.

        Putnam Research Fund—A fund investing primarily in common stocks of U.S. companies.

The following funds were available for investment throughout 2001 and 2002:

        Beazer Homes USA, Inc. Company Stock Fund—A fund investing in Beazer Homes USA, Inc. common stock, which includes a component of cash to meet liquidity needs.

        INVESCO Stable Value Trust—A diversified portfolio of investment contracts issued by large insurance companies, banks, and other financial institutions.

        One Group Bond Fund—A fund investing principally in intermediate and long-term debt instruments.

        INVESCO Balanced Fund—A fund investing in a combination of common stocks and fixed-income securities.

        One Group Large Cap Value Fund—A fund investing in common stocks of companies selling below their long-term intrinsic values and market caps in excess of the S&P 500 range.

        INVESCO 500 Index Trust—A fund investing in common stocks of large cap, blue chip stocks, with the objective of achieving returns that closely replicate those generated by the S&P 500 composite stock index

        One Group Large Cap Growth Fund—A fund investing in equity securities, investment-grade debt, and foreign securities.

        Franklin Small-Mid Cap Growth Fund—A fund investing primarily in equity securities of companies that have market capitalization of less than $1.5 billion, or less than the highest market value in the Russell 2000 Index, whichever is greater.

        AIM International Equity Fund—A fund investing in foreign equities of companies that have strong prospects for continued growth.

        Dow Jones Quantidex 20 Fund—A fund consisting of securities with an asset allocation mix of 15% stocks in 6 different asset classes, 36% bonds in 4 different asset classes, and 49% cash.

        Dow Jones Quantidex 60 Fund—A fund consisting of 56% stocks in 6 different asset classes, 33% bonds in 4 different asset classes, and 11% cash.

        Dow Jones Quantidex 100 Fund—A fund consisting of 100% stocks in 6 different asset classes.

        Effective January 1, 2003, several new funds were made available for investment by plan participants, and certain funds that were available for investment during 2001 and 2002 are no longer available. As part of this process, balances in certain existing funds were converted to new funds with similar characteristics on December 31, 2002. The following table lists the funds that are no longer available and the funds into which their respective balances were converted.

Previous Fund	New Fund
One Group Large Cap Growth Fund	American Growth Fund of America
One Group Large Cap Value Fund	AIM Large Cap Basic Value Fund
AIM International Equity Fund	American EuroPacific Growth Fund
One Group Bond Fund	PIMCO Total Return Fund

        Vesting of Benefits—Participants become vested in the discretionary contributions and the employer matching contributions in accordance with the following schedule:

Completed Years of Service	Percentage Vested
Less than two years	0%
Two, but less than three years	25%
Three, but less than four years	50%
Four, but less than five years	75%
Five years or more	100%

        Amounts forfeited upon termination are used to reduce future employer contributions.

        The salary deferral contributions are fully vested and non-forfeitable at all times.

        Distributions—Upon normal retirement, permanent disability, death or termination of employment the employee or his or her designated beneficiary will receive his or her interest in the Plan in the form of either a lump-sum payment or an annuity.

        Loans and Withdrawals—A participant may request a loan equal to part or all of the value of his or her salary deferral contributions and employer matching contributions subject to a minimum of $1,000, but not to exceed the lesser of (1) one-half of the participant's vested percentage of his account or (2) $50,000. Such loans bear interest at a fixed rate for the term of the loan, based on the prime rate plus 1% (5.25% and 6% at December 31, 2002 and 2001, respectively). The loan balance is collateralized by the participant's account. Upon retirement or termination of the employee, distributions are made net of the outstanding loan balance. The notes are repaid through salary withholdings over periods ranging from 1 to 5 years.

        Administrative Expenses—All administrative costs and expenses are paid by the Company, with the exception of a $20 record keeping charge per participant per year, and miscellaneous charges for loans and distributions.

2.     Summary of Significant Accounting Policies

        Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting.

        Investments—Investments in funds are stated at fair market value. Fair value of investments is determined by quoted market prices in an active market. The Plan's investments held in mutual funds are carried at fair value. The Plan's investments in investment contracts are carried at fair value. Net appreciation or depreciation in the fair value of investments represents the change in fair value during the year, including realized gains and losses on investments sold during the period. The fair value of participant loans represent the original loan amount adjusted for all principal payments made during the period.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

        Reclassifications—Certain items in prior period financial statements have been reclassified to conform to the current presentation.

3.     Investments

        At December 31, 2002 and 2001, participant-directed funds in the Plan totaled $42,507,191 and $24,501,540, respectively, and non-participant-directed funds in the Plan totaled $7,364,731 and $17,122,481, respectively. The following table presents the investments that represent 5% or more of the Plan's net assets (at fair value):

	As of December 31,
At fair value
	2002	2001
Beazer Homes USA, Inc. Company Stock Fund (565,977 and 535,427 fund units in 2002 and 2001, respectively)	$18,727,940	$19,792,022
INVESCO Stable Value Trust (4,381,275 and 3,200,086 units in 2002 and 2001, respectively)	4,381,275	3,200,086
INVESCO Balanced Fund (259,937 and 239,792 units in 2002 and 2001, respectively)	3,116,644	3,508,156
AIM Large Cap Basic Value Fund (324,431 and 0 units in 2002 and 2001, respectively)	3,039,919	—
American Growth Fund of America (164,083 and 0 units in 2002 and 2001, respectively)	3,030,611	—
American EuroPacific Growth Fund (115,448 and 0 units in 2002 and 2001, respectively)	2,651,846	—
Franklin Small-Mid Cap Growth Fund (117,796 and 49,887 units in 2002 and 2001, respectively)	2,585,623	1,554,964
One Group Large Cap Growth Fund (0 and 254,022 units in 2002 and 2001, respectively)	—	4,061,812
One Group Large Cap Value Fund (0 and 263,748 units in 2002 and 2001, respectively)	—	3,779,507

        Net (depreciation) appreciation in fair value of investments is comprised of the following:

	Year ended December 31,
	2002	2001
Beazer Homes USA, Inc. Company Stock Fund	$(2,817,954)	8,735,426
Dow Jones Quantidex 20 Fund	7,952	907
Putnam Research Fund	(30,375)	744
One Group Bond Fund	39,928	(1,199)
INVESCO Dynamics Fund	(54,659)	(2,937)
Dow Jones Quantidex 60 Fund	(36,589)	(6,466)
MAS Mid Cap Value — Advisor Class Fund	(71,948)	(17,795)
Dow Jones Quantidex 100 Fund	(60,598)	(20,364)
INVESCO 500 Index Trust	(430,482)	(120,842)
Franklin Small Cap Growth Fund	(571,021)	(326,906)
INVESCO Balanced Fund	(663,334)	(485,887)
AIM International Equity Fund	(291,578)	(539,703)
One Group Large Cap Value Fund	(910,631)	(618,019)
One Group Large Cap Growth Fund	(1,145,382)	(940,584)

Total	$(7,036,671)	$5,656,375

4.     Income Tax Status

        The Internal Revenue Service has determined and informed the Company, by a letter dated April 12, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operating in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.     Party-In-Interest Transactions

        Party-in-interest investments held by the Plan included 294,718 shares and 256,314 shares of Beazer Homes USA, Inc. Company stock at December 31, 2002 and 2001, with a fair value of approximately $17,859,911 and $18,754,495, respectively.

6.     Plan Termination

        The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.     Beazer Homes USA, Inc. Company Stock Fund

        The Beazer Homes USA, Inc. Company Stock Fund is a fund investing in Beazer Homes USA, Inc. common stock, which includes a cash component to meet liquidity needs. All employer matching contributions and discretionary transactions, if any, are made into the Company Stock Fund. For the year ended December 31, 2001, such amounts could not be redirected by the participant. Effective January 17, 2002, the Company Stock Match accounts for all participants were split in two. Those participants who are 100% vested are allowed to redirect half of their Company Matching balances. At December 31, 2002 and 2001, participant-directed funds in the Beazer Homes USA, Inc. Company Stock Fund totaled $11,363,209 and $2,669,541, respectively, and non-participant-directed funds totaled $7,364,731 and $17,122,481, respectively. The following table reflects activity in the Beazer Homes USA, Inc. Company Stock Fund:

	Year ended December 31,
Beazer Homes USA, Inc. Company Stock Fund Activity
	2002	2001
Contributions:
Participant contributions	$731,914	$407,934
Employer contributions	2,207,478	2,070,854
Rollovers	8,612	18,511
Assets transferred from another plan	2,249,533	—

Total contributions	5,197,537	2,497,299

Investment (loss) income:
Earnings on investments of cash in other than Beazer Homes USA, Inc. Company Stock	22,450	39,189
Net (depreciation) appreciation in fair value of investments	(2,817,954)	8,735,426

Total investment (loss) income	(2,795,504)	8,774,615

Total additions	152,500	11,271,914
Deductions:
Distributions to participants	(1,402,423)	(1,060,262)
Fees	(17,142)	(15,520)
Other	(47)	25

Total deductions	(1,419,612)	(1,075,757)

Net increase in assets available for benefits	982,421	10,196,157
Interfund transfers	(2,046,503)	(449,726)
Net assets available for benefits:
Beginning of year	19,792,022	10,045,591

End of year	$18,727,940	$19,792,022

SUPPLEMENTAL SCHEDULES

(See Report of Independent Auditors)

Beazer Homes USA, Inc.
401(k) Plan

Schedule of Assets (Held at End of Year)
As of December 31, 2002

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Units	Current Value
* Beazer Homes USA, Inc. Company Stock Fund	A fund investing in Beazer Homes USA, Inc. common stock, which includes a cash component to meet liquidity needs	565,977	$18,727,940
INVESCO Stable Value Trust	A diversified portfolio of investment contracts issued by large insurance companies, banks, and other financial institutions	4,381,275	4,381,275
INVESCO Balanced Fund	A fund investing in a combination of common stocks and fixed-income securities	259,937	3,116,644
AIM Large Cap Basic Value Fund	A fund investing in securities of companies with market capitalization that are within the range of stocks in the Russell 1000 Value index at the time of purchase.	324,431	3,039,919
American Growth Fund of America	A fund investing primarily in common stocks of companies that management believes are reasonably priced and represent solid long-term investment opportunities.	164,083	3,030,611
American EuroPacific Growth Fund	A fund investing in equity securities of issuers domiciled in Europe and the Pacific Basin.	115,448	2,651,846
Franklin Small-Mid Cap Growth Fund	A fund which invests primarily in euqity securities of companies that have market capitalization of less than $1.5 billion, or less than the highest market value in the Russell 2000 Index, whichever is greater.	117,796	2,585,623
PIMCO Total Return Fund	A fund investing primarily in investment-grade debt obligations.	221,002	2,358,084
INVESCO 500 Index Trust	A fund which invests in common stocks of large cap, blue chip stocks, with the objective of achieving returns that closely replicate those generated by the S&P 500 composite stock index	87,376	1,899,544
Dow Jones Quantidex 60 Fund	A fund consisting of 56% stocks in 6 different asset classes, 33% bonds in 4 different asset classes, and 11% cash	33,919	535,077
Dow Jones Quantidex 100 Fund	A fund consisting of 100% stocks in 6 different asset classes	22,756	340,839
MAS Mid Cap Value-Advisor Class Fund	A fund investing at least 65% in common stocks of companies that are undervalued and fall in the range of the S&P MidCap 400 index	16,837	243,133
INVESCO Dynamics Fund	A fund investing primarily in common stocks of mid-capitalization companies	18,835	200,780
Putnam Research Fund	A fund investing primarily in common stocks of U.S. companies	14,998	154,779
Dow Jones Quantidex 20 Fund	A fund consisting of securities with an asset allocation mix of 15% stocks in 6 different asset classes, 36% bonds in 4 different asset classes, and 49% cash	10,026	151,821
McDonald Money Market Fund	A fund investing in money market instruments.	1,538	1,538
Participant loans	Outstanding balance of loans made to participants, with interest accruing at rates from 5.25% to 6%	N/A	1,278,979

Total assets held for investment purposes			$44,698,432

*
Party-in-interest

Beazer Homes USA, Inc.
401(k) Plan

Schedule of Reportable Transactions
For the Year Ended December 31, 2002

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value Of Asset On Transaction Date	Net Gain/(Loss)
Total of Series of Transactions for Beazer Common Stock Fund
Invesco Retirement Plan Services	Beazer Homes USA, Inc. Common Stock	$4,679,797		$4,679,797	$4,679,797
Invesco Retirement Plan Services	Beazer Homes USA, Inc. Common Stock		$5,191,272	3,919,154	5,191,272	$1,272,118

        For the year ended December 31, 2002, there were no single transactions in excess of 5% of the market value of the Plan's assets as of January 1, 2002.

Appendix 2

INDEPENDENT AUDITORS' CONSENT

        We consent to the incorporation by reference in Registration Statements No. 33-91904, No. 333-86558, No. 333-24765, No. 333-69398, and No. 333-101142 of Beazer Homes USA, Inc. on Form S-8 of our report dated May 23, 2003 appearing in this Annual Report on Form 11-K of Beazer Homes USA, Inc. 401(k) Plan for the year ended December 31, 2002.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia
June 27, 2003

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REQUIRED INFORMATION
SIGNATURES
Contents
Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits
Beazer Homes USA, Inc. 401(k) Plan Notes to Financial Statements as of and For the Years Ended December 31, 2002 and 2001
SUPPLEMENTAL SCHEDULES (See Report of Independent Auditors)
Schedule of Assets (Held at End of Year) As of December 31, 2002
Schedule of Reportable Transactions For the Year Ended December 31, 2002
INDEPENDENT AUDITORS' CONSENT